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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  The Alpine Group, Inc.

Title of Class of Securities: Common Stock, $.01 par value

CUSIP Number: 020825105



  (Date of Event Which Requires Filing of this Statement)

                     November 3, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig A. Drill


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

           157,700

6.  Shared Voting Power:

           590,400

7.  Sole Dispositive Power:

           157,700

8.  Shared Dispositive Power:

           590,400

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

           748,100

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          4.4%

12. Type of Reporting Person

          IN












































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CUSIP Number: 020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Craig Drill Capital, L.L.C.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          590,400

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          590,400

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          590,400

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          3.5%

12. Type of Reporting Person

          CO












































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CUSIP Number: 020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Craig Drill Capital, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          590,400

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          590,400

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          590,400

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          3.5%

12. Type of Reporting Person

          PN












































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Item 1(a) Name of Issuer:  The Alpine Group, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          1790 Broadway
          New York, New York 1OO19-1412

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Craig A. Drill
          Craig Drill Capital, L.L.C.
          Craig Drill Capital, L.P.
          767 Fifth Avenue
          New York, New York 10153

          Craig A. Drill - United States citizen
          Craig Drill Capital, L.L.C. - Delaware limited liability company
          Craig Drill Capital, L.P. - Delaware limited partnership

    (d) Title of Class of Securities: Common Stock, $.01 par value

    (e)   CUSIP Number:  020825105

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee




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             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  Craig A. Drill -
             748,100; Craig Drill Capital, L.L.C. and Craig
             Drill Capital, L.P. - 590,400

         (b) Craig A. Drill - 4.4%; Craig Drill Capital,
             L.L.C. and Craig Drill Capital, L.P. - Percent
             of Class:  3.5%

         (c) Craig A. Drill- 590,400 shares with shared power to vote or to direct the vote; 157,700 shares with sole power to vote or to direct the vote; 590,400 shares with shared power to dispose or to direct the disposition of; 157,700 shares with the sole power to dispose or to direct the disposition of

             Craig Drill Capital, L.L.C. and Craig Drill
             Capital, L.P. - 590,400 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 590,400 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of






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Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A




























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Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    November 3, 1998
    __________________
    Date

    /s/ Craig A. Drill
    Craig A. Drill


    CRAIG DRILL CAPITAL, L.L.C.

    By:/s/ Craig A. Drill
    Craig A. Drill
    Managing Member


    CRAIG DRILL CAPITAL, L.P.

    By: Craig Drill Capital, L.L.C.,
      its general partner

    By:/s/ Craig A. Drill
    Craig A. Drill
    Managing Member










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                                       Exhibit A

                         AGREEMENT

         The undersigned agree that this Amendment No. 1 to
Schedule 13G dated November 3, 1998 relating to the Common
Stock of The Alpine Group, Inc. shall be filed on behalf of the undersigned.

                             /s/ Craig A. Drill
                                Craig A. Drill


                             CRAIG DRILL CAPITAL, L.L.C.

                             By:/s/ Craig A. Drill
                                Craig A. Drill
                                Managing Member


                             CRAIG DRILL CAPITAL, L.P.

                             By: Craig Drill Capital, L.L.C.,
                               its general partner


                             By:/s/ Craig A. Drill
                                Craig A. Drill
                                Managing Member





















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